Exhibit 99.1

RNS Number: 2049U
Wolseley PLC
14 January 2004

NEWS RELEASE
14 January 2004

Wolseley plc
Pre-Close Period Trading Statement for Interim Results

Wolseley plc, the world’s largest specialist trade distributor of plumbing, heating and building materials products issues its regular trading statement prior to entering its close period. The interim results for the 6 months ending 31 January 2004 are due to be announced on 22 March 2004.

Overview

Business conditions in the group’s principal markets have been broadly in line with comments made in our AGM statement on 21 November 2003. However, the UK and US distribution businesses have performed strongly, outperforming their local markets.

On a constant currency basis, and including the effect of acquisitions, group sales and trading profit for the five months ended 31 December 2003 are up by 25.2% and 26.5% respectively, compared to the equivalent period in the prior year. After currency translation, group sales were up 23.1% and trading profit up by 24.4%. The adverse currency translation effect on trading profit was £2.9 million. Overall, for the five months to 31 December 2003, the group has seen a slight increase in the trading margin compared to the equivalent period in the prior year.

Further details of market conditions in each of the group's business segments are set out below.

North American Plumbing and Heating Distribution

The picture in the USA continues to vary both geographically and by market sector but overall the business is performing strongly. Sales in local currency in the US plumbing operations for the five months to 31 December 2003 are up by more than 10%, and trading profit is up by more than 20%, on the prior year. Virtually all of the growth is organic.

The industrial and commercial sector remains the weakest segment and is unlikely to show any significant improvement before the second half of 2004. Housing related activity has held up well, although, as previously reported, there has been more emphasis on entry level housing compared to high end housing. The repair and remodelling market remains strong and is becoming an increasingly important element of overall construction spend in the USA. An improvement in the net margin for the five months to 31 December 2003 compared to the same period last year was achieved principally due to increased throughput at the distribution centres and focus on organic growth, despite the costs of the integration of previously acquired US plumbing operations. A new distribution centre at Richland in the State of Washington was opened in November 2003. The business remains on track to achieve a 6% trading margin in this financial year, a year ahead of schedule.

The Canadian market is recovering well from SARS, power cuts and forest fires. Wolseley Canada has outperformed the market generally and in local currency terms achieved a double-digit increase in sales over the same period in the prior year. Trading margin, however, was slightly down as a result of acquisitions and investment in infrastructure in order to sustain future growth.

US Building Materials Distribution

Encouragingly, aggregate US housing starts remain robust and the inventory of unsold houses at around 4.1 months, compares favourably to the long-term average of around 6 months. However, the wide regional variations, previously reported, continue in this business with certain markets still softening.

Commodity lumber prices, which directly affect approximately 40% of Stock Building Supply's product range, recovered in the period largely due to supply problems resulting from forest fires in Canada and a weaker US$. For the five months to 31 December 2003, average lumber prices of $340 per thousand board feet were 20.6% up on the prior comparable period average of $282 per thousand board feet. Higher lumber and structured panel prices have had the effect of increasing Stock's local currency sales by $178 million (16.1%) in the current five-month period compared to the same period in the prior year.

The restructuring of this business to achieve improved market focus and reduce the cost base is on track. These measures are still expected to achieve cost savings of $5 million in this financial year and $10 million in 2005.

Overall, mainly due to lumber and structured panel price increases and acquisitions, sales in US$ were up more than 20% for the first five months and trading profits were up more than 30% compared to the same period in the prior year. Organic growth of more than 3% was achieved in the first five months.

European Distribution

The UK has been the most positive of the European markets which the group services, in the current financial year where demand in the repairs, maintenance and improvement sector remained strong. Despite the weakness in the industrial and commercial markets, Wolseley's UK operations recorded double-digit sales and trading profit growth in the first five months, with organic growth of more than 6%. The trading margin maintained the upward trend of the second half of the last financial year.

The markets across the Continental European businesses continue to be broadly flat and are likely to remain so for the remainder of this financial year. However, the majority of the group’s businesses are showing sales growth. Profit growth was achieved in France, Italy and Luxembourg.

Sales in Brossette, France, were up on last year mainly as a result of acquisitions. The benefits from an improvement in public works programmes compensated for the effects of the poor industrial environment. The trading margin improved slightly.

Both Pinault Bois & Materiaux (“PBM”), which was acquired on 7 July 2003, and Tobler, which was acquired on 1 December 2003, performed in line with expectations. Good progress is being made in identifying and delivering synergies between PBM and other Wolseley group companies.

Financial

The group’s financial position remains strong with group gearing, as at 31 December 2003, of around 55% at current exchange rates (compared to 46.6% at 31 July 2003). The higher gearing reflects acquisition spend of £67 million in the five months to 31 December 2003 and increased working capital necessary to support strong business growth. The interest charge is higher than the corresponding period in the prior year, reflecting the acquisition spend partly offset by lower interest rates and additional cashflow.

Outlook

Prospects for further good progress in the second half are encouraging. Whilst the translation effect of the weak US$ impacts upon the reported results, the underlying performance of the group remains strong despite mixed market conditions. These factors are unlikely to change significantly in the short term although as the US economic recovery continues to gather pace, this should present further opportunities for growth. The Wolseley board is confident that the group’s strong financial position, combined with its strategy to deliver value enhancing opportunities from organic and acquisitive growth, will continue to stand the group in good stead over the long term.

Charlie Banks, Group Chief Executive of Wolseley said:

“We are delighted with the first five months performance and we are optimistic about the prospects for the remainder of the financial year. The underlying performance of the group remains strong demonstrating the resilience of our business arising from our wide geographic spread and broad product base. With a tight focus on costs and a strong balance sheet, Wolseley is well placed to deliver its growth strategy both organically and through bolt on acquisitions.”

Exchange Rates

The average profit & loss account translation rate for the first five months was $1.6654 to the £1 compared to $1.5696 for the comparable period last year, a fall of 5.8%, and €1.4297 to the £1 compared to €1.5736 a rise of 10.1%. Should the exchange rates between the US$ and the £, and the € and the £, remain at the January forward rates ($1.8453 and €1.4351) then the averages for the year as a whole would be $1.7704 and €1.4328 and this would have the effect of reducing sales and trading profit for the first five months of the year by a further £132.8 million and £7.4 million, respectively.

Trading profit, a term used throughout this announcement, is defined as operating profit before goodwill amortisation. Trading margin is the ratio of trading profit to sales stated as a percentage.

This Trading Statement contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934). By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements.

FURTHER INFORMATION:

Wolseley plc	Brunswick Group Ltd

Tel: 0118 929 8700	Tel: 020 7404 5959

Steve Webster – Group Finance Director	Andrew Fenwick
Guy Stainer – Head of Investor Relations	Sophie Fitton

There will be analyst/investor meetings today at 9.00 a.m. and 11.30 a.m. taking place at UBS, 100 Liverpool Street, London, EC2.

A dial-in facility will be available for these meetings:

Meeting at 09.00:	UK and international dial-in	+44 (0) 207 162 0186
	US dial-in	1 334 420 4950

Meeting at 11.30:	UK and international dial-in	+44 (0) 207 162 0187
	US dial-in	1 334 420 4950

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